     As filed with the Securities and Exchange Commission on June 18, 2002


                                                     Registration No. 333-86212

================================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                               -----------------

                              AMENDMENT NO. 1 TO

                                   FORM S-3
                            REGISTRATION STATEMENT
                                     Under
                          THE SECURITIES ACT OF 1933
                               -----------------
                               GATX CORPORATION
                          GATX FINANCIAL CORPORATION
          (Exact names of registrants as specified in their charters)
                               -----------------
                     New York                  36-1124040
                     Delaware                  94-1661392
             (State of Incorporation)       (I.R.S. Employer
                                           Identification No.)
                            500 West Monroe Street
                            Chicago, Illinois 60661
                                (312) 621-6200
  (Address, including zip code, and telephone number, including area code, of registrants' principal executive offices)
                               -----------------
                               Ronald J. Ciancio
                                General Counsel
                               GATX Corporation
                            500 West Monroe Street
                            Chicago, Illinois 60661
                                (312) 621-6200
(Name, address, including zip code, and telephone number, including area code, of agent for service)
                               -----------------
                                   Copy to:

                               David A. Schuette
                           Mayer, Brown, Rowe & Maw
                           190 South LaSalle Street
                            Chicago, Illinois 60603
                                (312) 701-7363
                               -----------------
   Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.
   If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, check the following box. [_]
   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]
   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [_]


   The registrants hereby amend this registration statement on such date or dates as may be necessary to delay its effective date until the registrants shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.



                   SUBJECT TO COMPLETION DATED JUNE 18, 2002


PROSPECTUS

                                 $175,000,000

                               GATX Corporation

                    7.5% Convertible Senior Notes due 2007
                    Fully and Unconditionally Guaranteed by
                          GATX Financial Corporation

                                      and

                            Shares of Common Stock
                 issuable upon conversion of the Senior Notes

   This prospectus relates to:

   . $175,000,000 aggregate principal amount of our 7.5% convertible senior notes due 2007; and

   . the shares of our common stock issuable upon conversion of the notes
     (5,133,471 shares based on the initial conversion price).

   We originally issued the notes on February 1, 2002. The initial purchasers resold the notes to qualified institutional buyers in accordance with Rule 144A under the Securities Act. The notes and the common stock that are offered for resale by this prospectus are offered for the accounts of their current holders, who we refer to as the selling holders. The selling holders may sell the notes and the common stock issuable upon conversion of the notes directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions. The notes and the common stock may be sold in one or more transactions at fixed prices, prevailing market prices at the time of sale, prices related to the prevailing market prices, varying prices determined at the time of sale or negotiated prices. We will not receive any of the proceeds from the sale of the notes or the common stock by the selling holders.

   The notes are currently eligible for trading in the Private Offerings, Resales and Trading through Automatic Linkages Market commonly referred to as the Portal Market.


   Our common stock is listed on the New York Stock Exchange under the symbol "GMT." The last reported price of our common stock on June 17, 2002 was $31.96 per share.


    Investing in the notes and our common stock involves risks. See "Risk Factors" beginning on page 5.

                               -----------------


   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                               -----------------


                  The date of this Prospectus is June  , 2002

                               TABLE OF CONTENTS


                                                                           Page
                                                                           ----
 SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION.......................   i
 SUMMARY..................................................................   1
 RISK FACTORS.............................................................   5
 USE OF PROCEEDS..........................................................   8
 RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS   8
 SELLING HOLDERS..........................................................   9
 DESCRIPTION OF NOTES.....................................................  11
 DESCRIPTION OF CAPITAL STOCK.............................................  24
 CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS..................  26
 PLAN OF DISTRIBUTION.....................................................  32
 LEGAL MATTERS............................................................  33
 EXPERTS..................................................................  33
 WHERE YOU CAN FIND MORE INFORMATION......................................  33


              SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

   This prospectus and the documents incorporated by reference contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. These statements are identified by words such as "anticipate," "believe," "estimate," "expects," "intend," "predict," or "project" and similar expressions. This information may involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, such statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Refer to the Risk Factors section below for a discussion of these risks and uncertainties.

   We undertake no obligation to update or revise our forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed herein might not occur.

                                    SUMMARY

   This summary highlights information contained elsewhere or incorporated by reference in this prospectus. This is not intended to be a complete description of the matters covered in this prospectus and is subject to and qualified in its entirety by reference to the more detailed information and financial statements (including the notes thereto) appearing elsewhere or incorporated by reference in this prospectus. Unless the context otherwise requires, references to "we," "us" and "GATX" are to GATX Corporation and its consolidated subsidiaries.

                                  The Company

Company Overview

   During 2000 and 2001, we redefined our strategic focus and undertook certain initiatives to position ourselves as a specialized finance and leasing company. To accomplish this goal, a decision was made to exit the businesses of the former GATX Integrated Solution Group (ISG) segment. As of December 31, 2001, we had substantially completed the sale of these ISG businesses. The ISG segment was comprised of GATX Terminals Corporation, GATX Logistics, Inc. and minor business development efforts.

   We are headquartered in Chicago, Illinois and provide our services and products through two operating segments: Financial Services and GATX Rail. Through these businesses, we combine asset knowledge and services, structuring expertise, partnering and risk capital to serve customers and partners worldwide. We specialize in railcar and locomotive leasing, aircraft leasing, information technology leasing, venture leasing and finance, and the leasing and portfolio management of other large ticket assets.

   In prior years, the Financial Services segment included a rail business unit, which leased freight cars and locomotives under operating and finance leases. In 2001, we combined into one segment the rail business unit of Financial Services with GATX Rail, a full service lessor of railcars, primarily tank cars.

   In August 2001, we completed a realignment of the legal structure of our subsidiary companies. The new structure combined our principal subsidiaries, GATX Rail Corporation and GATX Capital Corporation, into a single legal entity that was renamed GATX Financial Corporation.

   At December 31, 2001, we had on balance sheet assets of $6.1 billion, primarily operating assets such as railcars, commercial aircraft and information technology equipment. In addition, we utilize approximately $1.6 billion of other assets, such as railcars and aircraft, which were financed with operating leases and therefore are not recorded on the balance sheet.

Financial Services

   Financial Services provides financing for equipment and other capital assets on a worldwide basis. These financings, which are held within Financial Services' own portfolio and through partnerships with co-investors, are structured as lease and secured loans, and frequently include interests in an asset's residual value and warrants of non-public companies. Financial Services also generates fee-based income through transaction structuring and portfolio management services. Fees are earned at the time a transaction is completed, an asset is remarketed, and/or on an ongoing basis in the case of portfolio management activities.

   Headquartered in San Francisco, California, Financial Services consists of four business units: Air, Technology, Venture Finance and Specialty Finance.

   The Air business unit primarily leases newer, narrow-body aircraft used by commercial airlines throughout the world. Financial Services has an interest in 173 aircraft. Of these, 24 aircraft are wholly owned by Financial Services and the remainder are owned in combination with other investors. All of the 173 aircraft are in compliance with generally applicable noise standards (Stage
III) and have an average age of approximately nine years. These aircraft have an estimated useful life of approximately 25 years. For aircraft currently on lease, the average remaining lease term is approximately four years. Financial Services' customer base is diverse in carrier type and geographic location. Financial Services leases to over 50 airlines in 20 countries and is not highly dependent on any one airline; no single customer exposure exceeds 10% of the net book value of the total air portfolio (including off balance sheet assets). Financial Services purchases its aircraft from two manufacturers, Airbus Industrie and The Boeing Company.

   The Technology business unit provides lease financing and asset management services related to information technology (IT) equipment, primarily to Fortune 1000 companies, including companies within the professional services, healthcare, industrial and food industries. The equipment leased to customers includes personal computers, servers, mainframes and mid-range equipment. Financial Services purchases equipment from a number of manufacturers and vendors and is therefore not dependent on a single provider. In 2001, Financial Services acquired a portfolio of IT equipment leases from El Camino Resources for approximately $372.5 million, including the assumption of $256.0 million of nonrecourse debt. IT equipment is typically depreciated over the lease term, which is approximately 2-5 years. The average size of an IT lease transaction is approximately $200,000. Financial Services is not dependent on any single customer.

   The Venture Finance business unit provides secured loan and lease financing to early-stage, venture-backed companies. The financing is typically secured by specific equipment and/or by a lien on the customer's property, including intellectual property. Additionally, the financings frequently include warrants of non-public companies. In recent years, the Venture Finance portfolio included leases and loans to a number of telecommunication (telecom) companies. However, due to the poor performance of the telecom market, Venture Finance has exited the telecom financing business and has reduced its exposure to $20.3 million. Currently, Venture Finance has a highly diversified portfolio and provides financings to customers in a variety of industries, including pharmaceutical and life sciences, software and network equipment, and other business services. Venture capital firms are a critical source of new financings and Financial Services has long-standing relationships with leading venture capital firms. Financial Services typically limits transaction size to an average of $2.0 million per customer, and is therefore not dependent on, nor has concentration of risk with respect to, any single customer.

   The Specialty Finance business unit acts as an investor, arranger and manager of financing services involving a variety of asset types and industries, with an established presence in the marine business. Specialty Finance also manages $1.1 billion of assets for third-party clients. The majority of these managed assets are in markets in which Financial Services has a high level of expertise, such as air and rail. In addition, Financial Services, through American Steamship Company, operates a fleet of self-unloading vessels on the Great Lakes.


   Financial Services primarily competes with captive leasing companies, leasing subsidiaries of commercial banks, independent leasing companies, lease brokers, investment bankers, financing arms of equipment manufacturers, and other Great Lakes captive and commercial fleets. In addition to its San Francisco home office, Financial Services has 7 domestic and 7 foreign offices.


GATX Rail

   GATX Rail (Rail) is headquartered in Chicago, Illinois and is principally engaged in leasing rail equipment, including tank cars, freight cars and locomotives. Rail provides both full service leases and net leases. Under a net lease, the lessee is responsible for maintenance, insurance and taxes. Under its full service leases, Rail maintains and services its railcars, pays ad valorem taxes, and provides many ancillary services. Rail owns, or has an interest in, approximately 164,000 railcars worldwide. As of December 31, 2001, Rail owned or had an interest in approximately 129,000 railcars in North America, comprised of 71,000 tank cars and 58,000 specialized freight cars. Rail's fleet has a depreciable life of 20 to 38 years and an average age of approximately 16 years. The utilization rate of Rail's wholly owned North American railcar fleet at December 31, 2001 was approximately 91%. Rail also owns or has an interest in approximately 900 locomotives. The utilization rate for Rail's locomotives at December 31, 2001 was 82%.

   In March 2001, Rail purchased Dyrekcja Eksploatacji Cystern (DEC), Poland's national tank car fleet. DEC assets include 11,000 tank cars and a railcar maintenance network. Rail also has an interest in two other European railcar fleets through its investments in affiliated companies. Rail owns a 49.5% interest in KVG Kesselwagen Vermietgesellschaft mbH, a German- and Austrian-based tank car leasing company with approximately 8,000 cars, and a 37.5% interest in AAE Cargo, a freight car lessor headquartered in Switzerland, with approximately 15,000 cars. Additionally, Rail has an interest in 1,300 other railcars.

   In North America, Rail's customers use its railcars to ship over 900 different commodities, principally chemicals, petroleum, and food products. For 2001, approximately 36% of railcar leasing revenue was attributable to shipments of chemical products, 24% related to shipments of petroleum products, 12% related to shipments of food, and 28% was derived from the railroad industry and the shipment of other products. Rail leases railcars to approximately 700 customers, including major chemical, oil, food, agricultural and railroad companies. No single customer represents more than 3% of total railcar leasing revenue.

   Rail typically leases new tank cars and specialty freight cars to its customers for terms of approximately four years. Renewals, or extensions of existing leases, are typically for periods ranging from less than a year to seven years with an average lease term of three years. In North America, Rail purchases most of its new railcars from a limited number of manufacturers, including Trinity Industries, Inc., a Texas-based manufacturer, and American Railcar Industries, a Missouri-based manufacturer. Rail operates a network of major service centers with smaller service centers and a fleet of service trucks. Additionally, Rail utilizes independent third-party repair facilities. Two business offices and four service centers in Poland were added as part of the DEC acquisition.

   The North American full-service tank car and freight car leasing industry is comprised of Rail, Union Tank Car Company, General Electric Railcar Services Corporation, and various financial institutions. At the end of 2001, there were 275,000 tank cars and 1.4 million freight cars owned and leased in the United States. At December 31, 2001, Rail's fleet was approximately 26% of the tank cars in North America and 36% of the leased market; and approximately 3% of the freight cars in North America and 7% of the leased market. As of the year-end 2001, Rail's entire fleet comprised 15% of the total North American leased fleet market. Principal competitive factors include price, service and availability.

General

   GATX was founded in 1898 and is incorporated under the laws of the State of New York. Our corporate office is located at 500 West Monroe Street, Chicago, Illinois 60661 and our telephone number is (312) 621-6200. Our general website address is www.gatx.com. Information contained in any of our websites is not deemed to be a part of this prospectus.

                           Summary of the Securities

Guarantee by GATX Financial
  Corporation...............  The notes are fully and unconditionally guaranteed by GATX Financial Corporation, our principal subsidiary.

Maturity....................  February 1, 2007, unless earlier repurchased or converted.

Interest Payment Dates......  February 1 and August 1 of each year, commencing on August 1, 2002.

Conversion Rights...........  Holders may convert their notes into our common stock at an initial conversion price of $34.09 per share of common stock at any time, unless we have previously repurchased the notes or unless the notes have matured. We may elect, at our option, to deliver, in lieu of common stock, cash in an amount described in this prospectus under "Description of Notes--Conversion" or any combination of cash and common stock. The conversion price will be subject to adjustment in certain events.

Mandatory Redemption........  None.

Redemption at the Option of
  GATX......................  None.

Purchase of the Notes at the
  Option of Holders upon the
  Occurrence of a
  Fundamental Change........  Upon a Fundamental Change involving GATX and occurring prior to the maturity of the notes, each holder may require us to repurchase all or a portion of such holder's notes at a repurchase price equal to 100% of the principal amount of the notes plus accrued and unpaid interest, if any, to the date of repurchase. See "Description of the Notes--Fundamental Change Permits Holders to Require Us to Repurchase Notes" for the definition of the term "Fundamental Change."

Ranking.....................  The notes are unsecured obligations of ours and rank equally with all of our current and future unsecured senior indebtedness. The guarantee by GATX Financial is an unsecured obligation of GATX Financial and ranks equally with all of its current and future unsecured senior indebtedness. The indenture under which the notes were issued contains no limitation on the amount of indebtedness, including senior or secured indebtedness, that we or our subsidiaries, including GATX Financial, may issue or guarantee.

Use of Proceeds.............  We will not receive any of the proceeds from the sale of the notes or the common stock by the selling holders.

Trading.....................  The notes are currently eligible for trading in the Portal Market. Our common stock is listed on the New York Stock Exchange under the symbol "GMT."

                                 RISK FACTORS

   An investment in the notes and the common stock issuable upon conversion of the notes involves a number of risks. You should consider carefully the following information about these risks, together with the other information included or incorporated by reference in this prospectus, before buying the notes or the common stock. Additional risks and uncertainties not presently known to us, or that we currently deem immaterial, may also impair our business operations. We cannot assure you that any of the events discussed in the risk factors below will not occur. If they do, our business, financial condition or results of operations could be materially and adversely affected. In such case, the trading price of our securities could decline, and you might lose all or part of your investment.

We are a holding company and have no independent means of producing income, so we are dependent on our subsidiaries to generate the funds necessary to meet our obligations.

   As a holding company, we are dependent on the earnings and cash flows of, and dividends, distributions, loans or advances from, our subsidiaries, including our principal subsidiary, GATX Financial, to generate the funds necessary to meet our obligations, including the payment of principal of, and interest on, the notes and the payment of dividends on our common stock. Any payment of dividends, distributions, loans or advances by our subsidiaries to us may be subject to statutory or contractual restrictions. GATX Financial is a party to credit facilities and indentures which contain restrictions on the payment of dividends, distributions, loans or advances to us, as well as restrictions on the payment of our debt guaranteed by it.

In case of a liquidation or reorganization of our subsidiaries, the notes will be effectively subordinated in right of payment to certain obligations of our subsidiaries.

   Because each of our subsidiaries is a separate and distinct legal entity, any right we have to receive any of its assets upon liquidation or reorganization, and the consequent right of the holders of the notes to participate in the distribution of, or to realize proceeds from, those assets, would be effectively subordinated to the claims of its creditors. However, because the notes are guaranteed by GATX Financial, the notes and the related guarantee rank equal to GATX Financial's senior unsecured debt and the holders of the notes would be able to participate in any distribution of assets of GATX Financial as if they were holders of senior unsecured debt of GATX Financial, subject to insolvency, fraudulent conveyance or similar laws.

   The notes and the guarantee will be effectively subordinated to our and GATX Financial's existing and future secured indebtedness to the extent of the assets securing such indebtedness. The notes do not restrict the ability of us or GATX Financial to incur additional indebtedness, including secured indebtedness.

Fraudulent conveyance laws may result in the subordination or avoidance of GATX Financial's guarantee of the securities.

   Our obligations under the notes are guaranteed by GATX Financial as described in this prospectus. Various federal and state fraudulent conveyance laws have been enacted for the protection of creditors and may be utilized by a court of competent jurisdiction to subordinate or avoid all or part of the guarantee issued by GATX Financial.

   To the extent that a court of competent jurisdiction were to find that GATX Financial incurred the guarantee with the intent to hinder, delay or defraud any present or future creditor or did not receive fair consideration or reasonably equivalent value for issuing its guarantee and:

  . was insolvent or rendered insolvent because of the issuance of its guarantee;

  . was engaged or about to engage in a business or transaction for which its remaining assets constituted unreasonably small capital to carry on its business; or

  . intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they matured,

then the court could subordinate or avoid all or part of its guarantee in favor of its other creditors. To the extent that the guarantee issued by GATX Financial is voided as a fraudulent conveyance or held unenforceable for any other reason, the holders of notes may no longer have a claim against GATX Financial and would only be creditors of GATX.

   We believe that the issuance of the guarantee by GATX Financial was not a fraudulent conveyance. We cannot assure you, however, that a court passing on this question would reach the same conclusion.

The market price of our common stock could fluctuate significantly.

   Our results of operations may vary significantly from quarter to quarter because of the timing of certain events and other factors, including the other risk factors listed in this prospectus. Therefore, you should not rely on our results of operations during any particular quarter as an indication of our results for a full year or any other quarter. In some periods, our results of operations may fall below the expectations of public market analysts and investors. Any shortfall of this kind, even if minor, could cause the market price of our common stock to decline.

Recent terrorist attacks or response to such attacks could adversely affect our business.

   The effects that the terrorist attacks on September 11, 2001, or future events arising as a result of these terrorist attacks, including military or police activities in the United States or abroad, future terrorist activities or threats of such activities, political unrest and instability, riots and protests, could have on the U.S. economy, global financial markets and our business cannot presently be determined with any accuracy. The effects may include, among other things, a permanent decrease in demand for air travel, consolidation in the airline industry, lower utilization of new and existing aircraft, lower aircraft rental rates, impairment of air portfolio assets and fewer available partners for joint ventures. Depending upon the severity, scope and duration of these effects, the impact on our financial position, results of operations, and cash flows could be material.

We may not be able to secure adequate financing to fund our operations or contractual commitments.


   We utilize uncommitted money market lines, commercial paper borrowings, unsecured debt and secured debt to fund our operations and contractual commitments. Since September 11, 2001, the borrowing spreads over treasury securities of our unsecured debt have significantly increased. As a result of recent rating agency downgrades of our long-term and short-term debt ratings, we could incur increased borrowing costs and have greater difficultly accessing the public and private markets for both secured and unsecured debt. The rating agency downgrades have caused us to experience greater difficulty in accessing the commercial paper market. If these events or further deterioration in the capital markets prevent us from accessing these funding sources, our other sources of funds, including our bank facilities and cash flow from operations and portfolio proceeds, may not provide adequate liquidity to fund our operations and contractual commitments.

Competition could result in decreased investment income and increased risk of credit losses.


   We are subject to competition in our aircraft, rail and technology leasing markets. In many cases, the competitors are larger, higher-rated entities that have greater financial resources and access to lower cost capital than we do. These factors permit many competitors to provide financing at lower rates than we can.


Our core businesses are reliant upon our customers continuing to lease assets.


   Our core businesses are reliant upon our customers continuing to lease rather than purchase assets. There are a number of items that factor into a customer's decision to lease or purchase assets, such as tax considerations, balance sheet considerations, and operational flexibility. We have no control over these external considerations and changes in these factors could negatively impact demand for our leasing products.

It is difficult to predict whether inflation will continue to have a positive impact on our financial results.

   Inflation in railcar rental rates as well as inflation in residual values for air and rail equipment have historically benefited our financial results. Positive effects of inflation are unpredictable as to timing and duration depending on market conditions and economic factors.

Our assets may become obsolete.

   Our core assets may be subject to functional or economic obsolescence. Although we believe we are adept at managing obsolescence risk, there is no guarantee that changes in various market fundamentals will not cause unexpected asset obsolescence in the future.


Our allowance for possible losses may be inadequate to protect against losses.



   Our allowance for possible losses may be inadequate if unexpected adverse changes in the economy occur or discrete events adversely affect specific customers, industries or markets. If the allowance for possible losses is insufficient to cover losses in the receivables portfolio, then our future financial position or results of operations could be negatively impacted.


We may not be able to procure insurance on a cost-effective basis in the future.

   The ability to insure our rail and aircraft assets is an important aspect of our ability to manage risk in our core businesses. There is no guarantee that such insurance will be available on a cost-effective basis consistently in the future.

We are subject to extensive environmental regulations and our costs of remediation may be materially greater than the remediation costs we have estimated.

   We are subject to federal and state requirements for protection of the environment, including those for discharge of hazardous materials and remediation of contaminated sites. We routinely assess our environmental exposure, including obligations and commitments for remediation of contaminated sites and assessments of ranges and probabilities of recoveries from other responsible parties. Because of the regulatory complexities and risk of unidentified contaminants on our properties, the potential exists for remediation costs to be materially different from the costs we have estimated.

We have been, and may in the future be, involved in various types of litigation.

   We have from time to time been, and may in the future be, named as a defendant in litigation involving personal injury, property damage and damage to the environment arising out of incidents in which our railcars have been, and may be, involved.

Our failure to comply with the regulations of federal and state agencies could negatively affect our profitability.

   Our air and rail operations are subject to the jurisdiction of a number of federal agencies, including the Department of Transportation. State agencies regulate some aspects of rail operations with respect to health and safety matters not otherwise preempted by federal law. Our failure to comply with the requirements and regulations of these agencies could negatively affect our operations and consequently our profitability.

The market for the notes is not active.

   There is no active trading market for the notes. There can be no assurance that an active market for the notes will develop or, if one does develop, that it will be maintained. If an active market for the notes fails to develop or be sustained, the trading price of the notes could be materially adversely affected.



                                USE OF PROCEEDS

   We will not receive any of the proceeds from the sale of the notes or the common stock by the selling holders.


   RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS



   The following table sets forth the ratio of earnings to combined fixed charges and preferred stock dividends of GATX for each of the years 1997 through 2001 and for the three month periods ended March 31, 2001 and 2002.



    Three Months Ended
        March 31,                                   Year Ended December 31,
---------------------------   ---------------------------------------------------------------------
    2001           2002           1997           1998           1999           2000           2001
    ----           ----           ----           ----           ----           ----           ----
    1.03           1.19           1.74           1.88           1.69           1.00         0.90(1)



--------

(1) For the year ended December 31, 2001, combined fixed charges and preferred stock dividends exceeded earnings by $31.4 million.



   The following table sets forth the ratio of earnings to fixed charges of GATX Financial for each of the years 1997 through 2001 and for the three month periods ended March 31, 2001 and 2002.



    Three Months Ended
        March 31,                                   Year Ended December 31,
---------------------------   ---------------------------------------------------------------------
    2001           2002           1997           1998           1999           2000           2001
    ----           ----           ----           ----           ----           ----           ----
    1.18           1.40           2.04           2.04           1.93           1.13           1.07



   The ratio of earnings to fixed charges represents the number of times "fixed charges" are covered by "earnings." "Fixed charges" consist of interest on outstanding debt and amortization of debt discount and expense, adjusted for capitalized interest and one-third (the proportion deemed representative of the interest factor) of operating lease expense. "Earnings" consist of consolidated net income before income taxes and fixed charges, less share of affiliates' earnings, net of distributions received.

                                SELLING HOLDERS

   We originally issued the notes on February 1, 2002. The notes were resold by the initial purchasers to qualified institutional buyers under Rule 144A under the Securities Act. Selling holders, including their transferees, pledgees or donees or their successors, may from time to time offer and sell pursuant to this prospectus any or all of the notes and the common stock into which the notes are convertible.


   The following table sets forth information, as of June 17, 2002, with respect to the selling holders and the principal amounts of notes and the number of shares of common stock beneficially owned by each selling holder that may be offered under this prospectus. The information is based on information provided by or on behalf of the selling holders. The selling holders may offer all, some or none of the notes or common stock into which the notes are convertible. Because the selling holders may offer all or some portion of the notes or the common stock, no estimate can be given as to the amount of the notes or common stock that will be held by the selling holders upon termination of any sales. In addition, the selling holders identified below may have sold, transferred or otherwise disposed of all or a portion of their notes or common stock since the date on which they provided the information regarding their notes or common stock in transactions exempt from the registration requirements of the Securities Act. Except as described in the footnotes to the following table, no selling holder named in the table below beneficially owns (or upon conversion of the notes would own) one percent or more of our common stock assuming conversion of a selling holder's notes. Information about the selling holders may change over time. Any changed information will be set forth in prospectus supplements.



                                                        Principal Amount
                                                            of Notes        Numbers of Shares of
                                                          Beneficially          Common Stock
             Name of Selling Holder                  Owned that may be sold that may be sold(1)
             ----------------------                  ---------------------- --------------------
Allstate Life Insurance Company.....................      $ 1,000,000              29,334
Amaranth LLC........................................        3,200,000              93,869
Amerisure Mutual Insurance Company..................          140,000               4,106
Aristeia International Limited......................        7,600,000             222,939
Aristeia Trading LLC................................        2,400,000              70,401
BGI Global Investors................................          210,000               6,160
BFS US Special Opportunities Trust PLC..............          600,000              17,600
Bancroft Convertible Fund, Inc......................          750,000              22,000
Bank Austria Cayman Islands, Ltd....................        1,250,000              36,667
CC Investments, LDC.................................        1,000,000              29,334
California State Auto Association Inter Insurance...          225,000               6,600
California State Auto Association Retirement Pension           50,000               1,466
Canyon Capital Arbitrage Master Fund, Ltd...........        1,500,000              44,001
Canyon Mac 18, Ltd. (RMF)...........................          250,000               7,333
Canyon Value Realization Fund (Cayman), Ltd.........        2,250,000              66,001
Canyon Value Realization Fund, L.P..................        1,000,000              29,334
Coastal Convertibles Ltd............................        1,250,000              36,667
Cobra Fund U.S.A., L.P..............................          125,000               3,666
Cobra Master Fund, Ltd..............................          625,000              18,333
CompSource Oklahoma.................................           50,000               1,466
Context Convertible Arbitrage Fund, LP..............          410,000              12,026
Convertible Securities Fund.........................          125,000               3,666
DKR Fixed Income Holding Fund Ltd...................        5,000,000             146,670
Deutsche Bank Securities Inc.(2)....................       23,720,000             695,805
Ellsworth Convertible Growth and Income Fund, Inc...          750,000              22,000
Equity & Convertible Fund...........................          420,000              12,320
First Union Securities Inc..........................        2,550,000              74,801
Forest Alternative Strategies II....................           70,000               2,053
Forest Fulcrum Fund L.L.P...........................          850,000              24,933
Forest Global Convertible Fund Series A-5...........        3,520,000             103,256
Georgia Municipal Employees Retirement Trust Fdn....          265,000               7,773

                                                        Principal Amount
                                                            of Notes        Numbers of Shares of
                                                          Beneficially          Common Stock
             Name of Selling Holder                  Owned that may be sold that may be sold(1)
             ----------------------                  ---------------------- --------------------
HBK Master Fund L.P.................................        7,750,000             227,339
HFR CA Select Fund..................................      $   400,000              11,733
JMG Convertible Investments, LP.....................        1,500,000              44,001
JMG Triton Offshore Fund, Ltd.......................        1,500,000              44,001
JP Morgan Securities Inc.(3)........................        6,520,000             191,258
KBC Financial Products USA Inc......................          500,000              14,667
KD Convertible Arbitrage Fund L.P...................        1,000,000              29,334
KD Convertible Fund L.P.............................        2,250,000              66,001
LDG Limited.........................................          500,000              14,667
LLT Limited.........................................          250,000               7,333
Lyxor Master Fund...................................        1,120,000              32,854
McMahan Securities Co. L.P..........................        1,150,000              33,734
Morgan Stanley & Co.(4).............................       30,000,000             880,023
Nations Convertible Securities Fund.................        5,455,000             160,017
Nicholas Applegate Investment Grade Convertible Fund            5,000                 146
Nomura Securities International Inc.................        9,000,000             264,007
Northern Income Equity Fund.........................          500,000              14,667
Oppenheimer Convertible Securities Fund.............        3,000,000              88,002
Public Employees' Retirement Association of Colorado          500,000              14,667
RBC Capital Services Inc............................          150,000               4,400
RCG Baldwin LP......................................          136,000               3,989
RCG Halifax Master Fund, Ltd........................          640,000              18,773
RCG Latitude Master Fund, Ltd.......................        2,300,000              67,468
RCG Multi Strategy, LP..............................        1,540,000              45,174
Ramius Capital Group................................          520,000              15,253
Ramius LP...........................................           68,000               1,994
Salomon Smith Barney Inc.(3)........................        4,675,000             137,136
San Diego County Employees Retirement Association...        2,000,000              58,668
Sunrise Partners LLC................................        1,300,000              38,134
Sylvan (IMA) Ltd....................................          550,000              16,133
TQA Master Fund, Ltd................................        2,000,000              58,668
TQA Master Plus Fund, Ltd...........................        1,000,000             129,334
Teachers Insurance and Annuity Association..........        4,000,000             117,336
The Class I C Company...............................        1,750,000              51,334
UFJ Investments Asia Limited........................          500,000              14,667
Victory Convertible Securities Fund.................          410,000              12,026
WPG Convertible Arbitrage Overseas Master Fund, L.P.        3,000,000              88,002
Zazore Convertible Arbitrage Fund L.P...............          400,000              11,733
Zazore Hedged Convertible Fund L.P..................        3,000,000              88,002
Zazore Income Fund L.P..............................        2,100,000              61,601
Zurich Institutional Benchmark Master Fund Limited..          500,000              14,667
Zurich Institutional Benchmarks Master Fund Ltd.....        2,500,000              73,335
Zurich Master Hedge Fund............................          280,000               8,213

--------
(1) Assumes conversion of all of the selling holders' notes at a conversion price of $34.09 per share. This conversion price is subject to adjustment as described under "Description of Notes--Conversion." As a result, the amount of common stock issuable upon conversion of the notes may increase or decrease in the future.

(2) Assuming the conversion of all of the notes held by Deutsche Bank Securities Inc., such selling holder would beneficially own approximately 1.4% of our common stock.


(3) JP Morgan Securities Inc. and Salomon Smith Barney Inc. were among the initial purchasers of the notes.


(4) Assuming the conversion of all of the notes held by Morgan Stanley & Co., such selling holder would beneficially own approximately 1.8% of our common stock.

                             DESCRIPTION OF NOTES

   We issued the notes under an indenture dated as of February 1, 2002 among us, GATX Financial Corporation and JPMorgan Chase Bank, as trustee. A copy of the indenture and the registration rights agreement referred to below are filed as exhibits to the registration statement that we filed with the SEC of which this prospectus forms a part. The following is a summary of certain provisions of the indenture and the registration rights agreement and does not purport to be complete. Reference should be made to all provisions of the indenture and the registration rights agreement, including the definitions of certain terms contained therein. As used in this section, the terms "we," "us" and "our" refer to GATX Corporation, but not any of our subsidiaries, unless the context requires otherwise.

General

   The notes:

  . are our unsecured obligations and rank equally with any and all unsecured senior indebtedness that we may issue in the future;

  .   are limited to $175,000,000 aggregate principal amount;

  .   mature on February 1, 2007; and

  . will be issued in denominations of $1,000 and integral multiples of $1,000 in fully registered form.

   The notes are exchangeable and transfers of the notes will be registrable without charge, but we may require payment of a sum sufficient to cover any tax or other governmental charge in connection with such exchanges or transfers.

   The notes accrue interest at a rate of 7.5% per annum from February 1, 2002, or from the most recent interest payment date to which interest has been paid or duly provided for. We will pay accrued and unpaid interest semi-annually in arrears on February 1 and August 1 of each year, beginning August 1, 2002. We will pay interest to the person in whose name a note is registered at the close of business on the January 15 or July 15 (which we refer to as the "record dates") immediately preceding the relevant interest payment date. However, in the case of a note or portion of a note repurchased in connection with a Fundamental Change (as defined below) on a repurchase date, during the period from a record date to (but excluding) the next succeeding interest payment date, accrued interest will be payable (unless such note or portion is converted) to the holder of the note or portion of a note repurchased. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months and the actual number of days elapsed in any partial month.

   Principal of and interest on the notes will be payable at the office or agency maintained for such purpose or, at our option, payment of interest may be made by check mailed to the holders of the notes at their respective addresses set forth in the register of holders of notes. Until otherwise designated by us, the office or agency maintained for such purpose will be the principal corporate trust office of the trustee.

Guarantee by GATX Financial

   The notes are fully and unconditionally guaranteed by GATX Financial, our principal subsidiary. This guarantee is an unsecured obligation of GATX Financial and ranks equally with all of its current and future unsecured senior indebtedness.

Conversion

   Subject to the conditions described below (including our right to pay cash upon conversion of the notes), holders may convert their notes into our common stock at an initial conversion price of $34.09 per share at any time, unless we have previously repurchased the notes or unless the notes have matured. A holder may convert fewer than all of such holder's notes so long as the notes converted are an integral multiple of $1,000 principal amount.

   Except as described below, no adjustment will be made on conversion of any notes for interest or liquidated damages, if any, accrued on such notes or for dividends on any common stock issued. If notes are converted after a record date for the payment of interest and prior to the next succeeding interest payment date, they must be accompanied by funds equal to the interest and liquidated damages, if any, payable on such succeeding interest payment date on the principal amount so converted.

   The right of conversion attaching to any note may be exercised by the holder by delivering the note at the specified office of a conversion agent, accompanied by a duly signed and completed notice of conversion, together with any funds that may be required. Such notice of conversion can be obtained from the trustee. Beneficial owners of interests in a global note may exercise their right of conversion by delivering to the Depository Trust Company (which we refer to as "DTC") the appropriate instruction form for conversion pursuant to DTC's conversion program. The conversion date will be the date on which the note, the duly signed and completed notice of conversion and any funds that may be required as described above shall have been so delivered. A holder delivering a note for conversion will not be required to pay any taxes or duties payable in respect of the issue or delivery of common stock on conversion, but will be required to pay any tax or duty which may be payable in respect of any transfer involved in the issue or delivery of the common stock in a name other than the holder of the note. Certificates representing shares of common stock will not be issued or delivered unless all taxes and duties, if any, payable by the holder have been paid.

   So long as no event of default has occurred and is continuing, in lieu of delivery of shares of common stock upon notice of conversion of any notes (for all or any portion of the notes), we may elect to pay holders surrendering notes an amount in cash per note equal to (1) the average Sale Price (as defined below) of our common stock for the five consecutive trading days immediately following the date of our notice of our election to deliver cash as described below multiplied by (2) the number of shares of our common stock the holder would otherwise be entitled to receive upon conversion. We will inform the holders through the trustee no later than two business days following the conversion date of our election to deliver shares of common stock or to pay cash in lieu of delivery of the shares; provided, that our right to pay cash in lieu of delivery of common stock for notes submitted for conversion on or after the second business day preceding the maturity date is conditioned on our having notified holders of our intention to pay cash not later than the fourth business day preceding the maturity date. If we elect to deliver all of such payment in shares of common stock, the shares will be delivered through the trustee no later than the fifth business day following the conversion date. If we elect to pay all or a portion of such payment in cash, the payment, including any delivery of common stock, will be made to holders surrendering notes no later than the tenth business day following the applicable conversion date. Except upon the occurrence of an event of default, we may not change our election with respect to the consideration to be delivered upon conversion of a note once we have provided the notice described above. If an event of default, as described under "--Events of Default" below (other than a default in a cash payment upon conversion of the notes), has occurred and is continuing, we may not pay cash upon conversion of any notes (other than cash in lieu of fractional shares).

   We are not required to issue fractional shares of common stock upon conversion of notes and, in lieu of such fractional shares, we will pay a cash adjustment based upon the average Sale Price of the common stock as described in the previous paragraph.

   The "Sale Price" of the common stock on any date means the closing sale price per share (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on such date as reported in composite transactions for the principal United States securities exchange on which the common stock is traded or, if the common stock is not listed on a

United States national or regional securities exchange, as reported by the Nasdaq System, appropriately adjusted to take into account the occurrence since the conversion date of an event that would result in an adjustment of the conversion price.

   The conversion price is subject to adjustment (under formulae set forth in the indenture) in certain events, including:

      (i) the issuance of common stock as a dividend or distribution on common stock;

      (ii) certain subdivisions and combinations of the common stock;

      (iii) the issuance to all or substantially all holders of common stock of certain rights or warrants to purchase common stock at a price per share less than the current market price (as defined in the indenture);

      (iv) the dividend or other distribution to all holders of common stock of shares of our capital stock (other than common stock) or evidences of our indebtedness or assets (including securities, but excluding those rights, warrants, dividends and distributions referred to above or paid exclusively in cash);

      (v) dividends or other distributions consisting exclusively of cash (excluding any cash portion of distributions referred to in clause (iv) or cash distributed upon a merger, share exchange or consolidation to which the succeeding paragraph applies) to all holders of common stock to the extent such distributions, combined together with:

  . all such all-cash distributions made within the preceding 12 months in respect of which no adjustment has been made plus

  . any cash and the fair market value of other consideration payable in respect of any tender offers by us or any of our subsidiaries for common stock concluded within the preceding 12 months in respect of which no adjustment has been made, exceeds 10% of our market capitalization (being the product of the then current market price of the common stock times the number of shares of common stock then outstanding) on the record date for such distribution; and

      (vi) the purchase of common stock pursuant to a tender offer made by us or any of our subsidiaries to the extent that the aggregate consideration, together with

  . any cash and the fair market value of any other consideration payable in any other tender offer expiring within 12 months preceding such tender offer in respect of which no adjustment has been made plus

  . the aggregate amount of any such all-cash distributions referred to in clause (v) above to all holders of common stock within the 12 months preceding the expiration of such tender offer in respect of which no adjustments have been made, exceeds 10% of our market capitalization on the expiration of such tender offer.

   We may, instead of making any required adjustment in the conversion price under clause (iv) or (v), make proper provision so that each holder of notes who converts a note shall be entitled to receive upon conversion, in addition to the shares of common stock or cash paid on conversion, the amount and kind of distributions that the holder would have been entitled to receive if the holder had converted the note immediately prior to the date fixed for determining the shareholders entitled to receive the distribution and, in the case of clause (v), interest accrued as a consequence of the investment, in U.S. Government obligations with a maturity of not more than three months, of the cash amount that the holder would have been so entitled to receive.

   In the case of:

  .   any reclassification or change of our common stock or

  . a consolidation, merger, share exchange or combination involving us or a sale or conveyance to another corporation of our property and assets as an entirety or substantially as an entirety, in each case as a result of which holders of our common stock will be entitled to receive stock, other securities, other property or assets (including cash) with respect to or in exchange for our common stock, the holders of the notes then outstanding will be entitled thereafter to convert such notes into the kind and amount of shares of stock, other securities or other property or assets, which they would have owned or been entitled to receive upon such reclassification, change, consolidation, merger, share exchange, combination, sale or conveyance, had such notes been converted into common stock immediately prior to such reclassification, change, consolidation, merger, share exchange, combination, sale or conveyance (assuming, in a case in which our shareholders may exercise rights of election, that a holder of notes would not have exercised any rights of election as to the stock, other securities or other property or assets receivable in connection therewith and received per share the kind and amount received per share by a plurality of non-electing shares). Certain of the foregoing events may also constitute or result in a Fundamental Change requiring us to offer to repurchase the notes. See "--Fundamental Change Permits Holders to Require Us to Repurchase Notes."

   In the event of a taxable distribution to holders of common stock, or other transaction, that results in any adjustment of the conversion price, the holders of notes may, in certain circumstances, be deemed to have received a distribution subject to United States income tax as a dividend; in certain other circumstances, the absence of such an adjustment may result in a taxable dividend to the holders of our common stock. See "Certain United States Federal Income Tax Considerations."

   We may, from time to time, to the extent permitted by law, reduce the conversion price of the notes by any amount for any period of at least 20 days, in which case we shall give at least 15 days' notice of such decrease, if our board of directors has made a determination that such decrease would be in our best interests, which determination will be conclusive. We may, at our option, make such reductions in the conversion price, in addition to those set forth above, as our board of directors deems advisable to avoid or diminish any income tax to holders of common stock resulting from any dividend or distribution of stock or rights to acquire stock or from any event treated as such for income tax purposes. See "Certain United States Federal Income Tax Considerations."

   No adjustment in the conversion price will be required unless such adjustment would require a change of at least 1% of the conversion price then in effect. However, any adjustment that would otherwise be required to be made shall be carried forward and taken into account in any subsequent adjustment. Except as stated above, the conversion price will not be adjusted for the issuance of common stock or any securities convertible into or exchangeable for common stock or carrying the right to purchase any of the foregoing.

Fundamental Change Permits Holders to Require Us to Repurchase Notes

   If a Fundamental Change (as defined below) occurs prior to the maturity of the notes, each holder will have the right to require us to repurchase any or all of the holder's notes. The notes may be repurchased in multiples of $1,000 principal amount. The repurchase price will be equal to 100% of the principal amount of the notes plus accrued and unpaid interest and liquidated damages, if any, to the date of repurchase.

   A "Fundamental Change" occurs if:

  . our common stock (or other common stock into which the notes are convertible) is no longer traded on the New York Stock Exchange or the Nasdaq National Market;

  . we consolidate with or merge into another person (other than a subsidiary);

  . any person (other than a subsidiary) consolidates with or merges into GATX;

  . we, or we and our subsidiaries taken as a whole, sell, convey, transfer or lease our properties and assets substantially as an entirety to any person (other than to one or more of our subsidiaries);

  . any "person" or "group" (as such terms are used in Section 13(d) and 14(d) of the Securities Exchange Act) is or becomes the "beneficial owner" (as defined in Rule 13d-3 and 13d-5 under the Securities

      Exchange Act) of shares representing more then 50% of the combined voting power of our then outstanding voting stock; or

  . our outstanding common stock is reclassified into, exchanged for or converted into the right to receive any other property or security.

   However, none of these circumstances will be a Fundamental Change if at least 90% of the aggregate fair market value (as determined by our board of directors) of the property and securities received by holders of our common stock in respect of such common stock in such transaction, other than cash payments for fractional shares, consists of shares of voting common stock of the surviving person (or its parent) that are, or upon issuance will be, traded on a United States national securities exchange or approved for trading on an established automated over-the-counter trading market in the United States.

   On or before the 30th day after the occurrence of a Fundamental Change, we will mail to all holders of record of the notes (and to beneficial owners as required by law) a notice of the occurrence of the Fundamental Change and of the resulting repurchase right. We will also deliver to the trustee a copy of the notice. The notice will state among other things:

  .   a brief description of the events causing the Fundamental Change;

  .   the repurchase price and date; and

  . the procedures that holders must follow to require us to repurchase their notes.

   To exercise the repurchase right, holders of notes must deliver, on or before the 60th day after the date of our notice of a Fundamental Change, a repurchase notice electing to require us to repurchase notes which shall state:

  . the certificate numbers of the holder's notes to be delivered for repurchase; and

  . the portion of the principal amount of notes to be repurchased, which must be $1,000 or an integral multiple of $1,000.

   Any repurchase notice may be withdrawn by the holder by a written notice of withdrawal delivered to the paying agent prior to the close of business on the repurchase date.

   The notice of withdrawal shall state:

  .   the principal amount being withdrawn;

  .   the certificate numbers of the notes being withdrawn; and

  . the principal amount of the notes that remains subject to the repurchase notice, if any.

   In connection with the repurchase of the notes in the event of a Fundamental Change, we will comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Securities Exchange Act which may then be applicable.

   Payment of the repurchase price for a note for which a repurchase notice has been delivered and not validly withdrawn is conditioned upon book-entry transfer or delivery of the note, together with necessary endorsements, to the paying agent at any time after delivery of the repurchase notice. Payment of the repurchase price for the notes will be made promptly following the later of the repurchase date or the time of book-entry transfer or physical delivery of the notes.

   If the paying agent holds money sufficient to pay the repurchase price of a note on the business day following the repurchase date in accordance with the terms of the indenture, then, immediately after the repurchase date, the note will cease to be outstanding and interest on such note, will cease to accrue, whether or not book-entry transfer is made or the note is delivered to the paying agent. Thereafter, all other rights of the holder shall terminate other than the right to receive the purchase price upon delivery of the note.

   The repurchase rights of the holders of notes could discourage a potential acquiror of GATX. The Fundamental Change repurchase feature, however, is not the result of management's knowledge of any specific effort to obtain control of GATX by any means or part of a plan by management to adopt a series of anti-takeover provisions.

   The term Fundamental Change is limited to specified transactions and may not include other events that might adversely affect our financial condition. In addition, the requirement that we offer to repurchase the notes upon a Fundamental Change may not protect noteholders in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us.

   Our ability to repurchase notes may be limited by the terms of our then existing indebtedness or financial agreements.

   No notes may be repurchased at the option of holders upon a Fundamental Change if there has occurred and is continuing an event of default described under "--Events of Default and Remedies" below. However, notes may be repurchased if the event of default is in the payment of the Fundamental Change repurchase price with respect to the notes.

Merger and Consolidation

   The indenture provides that we may not, in a single transaction or a series of related transactions, consolidate or merge with or into, or effect a share exchange with (whether or not we are the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of our properties or assets in one or more related transactions to, another corporation, person or entity as an entirety or substantially as an entirety unless either

  . (i) we shall be the surviving or continuing corporation or (ii) the entity or person formed by or surviving any such consolidation, merger or share exchange (if other than us) or the entity or person which acquires by sale, assignment, transfer, lease, conveyance or other disposition our properties and assets substantially as an entirety (x) is a corporation organized and validly existing under the laws of the United States, any State thereof or the District of Columbia and (y) assumes the due and punctual payment of the principal of, and interest on all the notes and the performance of each of our covenants under the notes and the indenture pursuant to a supplemental indenture in a form reasonably satisfactory to the trustee;

  .   immediately after such transaction no default or event of default exists;
      and

  . we or such successor person shall have delivered to the trustee an officers' certificate and an opinion of counsel, each stating that such transaction and the supplemental indenture comply with the indenture and that all conditions precedent in the indenture relating to such transaction have been satisfied.


   For the purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of transactions) of all or substantially all of the properties or assets of one or more of our subsidiaries, the capital stock of which constitutes all or substantially all of our properties and assets, will be deemed to be the transfer of all or substantially all of our properties and assets.


   Upon any such consolidation, merger, share exchange, sale, assignment, conveyance, lease, transfer or other disposition in accordance with the foregoing, the successor person formed by such consolidation or share exchange or into which we are merged or to which such sale, assignment, conveyance, lease, transfer or other disposition is made will succeed to, and be substituted for, and may exercise our right and power, under the indenture with the same effect as if such successor had been named as us in the indenture, and thereafter (except in the case of a sale, assignment, transfer, lease, conveyance or other disposition) the predecessor corporation will be relieved of all further obligations and covenants under the indenture and the notes.

Registration Rights


   Pursuant to a registration rights agreement that we entered into with the initial purchasers of the notes, we have filed with the SEC a shelf registration statement, of which this prospectus is a part, covering resales by holders of the notes and the common stock issued upon conversion of the notes. We have agreed to use our reasonable best efforts to keep the shelf registration statement continuously effective under the Securities Act until the earliest of


  .   February 1, 2004;

  . the date on which the notes or the common stock issuable upon their conversion may be sold by non-affiliates of us pursuant to paragraph (k) of Rule 144 (or any successor provision) promulgated by the SEC under the Securities Act;

  . the date as of which all the notes or the common stock issuable upon their conversion have been sold under Rule 144 under the Securities Act (or any similar provision then in force); and

  . the date as of which all the notes or the common stock issuable upon their conversion have been sold pursuant to the shelf registration statement.


   If the shelf registration statement shall cease to be effective (without being succeeded immediately by a replacement shelf registration statement filed and declared effective) or usable for the offer and sale of transfer restricted securities for a period of time (including any suspension period) which exceeds 60 days in the aggregate in any 12-month period prior to February 1, 2004 (which we refer to as a "registration default"), we will pay liquidated damages to each holder of transfer restricted securities which has complied with its obligations under the registration rights agreement.




   The amount of liquidated damages payable during any period in which a registration default has occurred and is continuing is that amount which is equal to

  . 0.25 percent (or 25 basis points) per annum per $1,000 principal amount of notes or $2.50 per annum per 29.334 shares of our common stock (subject to adjustment in the event of a stock split, stock recombination, stock dividend and the like) constituting transfer restricted securities, for the first 90 days during which a registration default has occurred and is continuing; and

  . 0.50 percent (or 50 basis points) per annum per $1,000 principal amount of notes or $5.00 per annum per 29.334 shares of our common stock (subject to adjustment as set forth above) constituting transfer restricted securities for any additional days during which such registration default has occurred and is continuing.

   We have agreed to pay all accrued liquidated damages by wire transfer of immediately available funds or by federal funds check on each damages payment date (as defined in the registration rights agreement). Following the cure of a registration default, liquidated damages will cease to accrue with respect to such registration default.

   "Transfer restricted securities" means each note and any share of our common stock issued or issuable on conversion thereof until the date on which such note or share, as the case may be:

   . has been transferred pursuant to the shelf registration statement or another registration statement covering such note or share which has been filed with the SEC pursuant to the Securities Act, in either case after such registration statement has become, and while such registration statement is, effective under the Securities Act;

   . has been transferred pursuant to Rule 144 under the Securities Act (or any similar provision then in force); or

   . may be sold or transferred pursuant to paragraph (k) of Rule 144 under the Securities Act (or any successor provision promulgated by the SEC).

   A holder of notes or our common stock issuable upon conversion of the notes that sells such securities pursuant to a shelf registration statement

   . will be required to be named as a selling security holder in this prospectus and to deliver this prospectus to purchasers;

   . will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales; and

   . will be bound by the provisions of the registration rights agreement that are applicable to such holder (including certain indemnification and contribution rights or obligations).

   We will be permitted to suspend the use of the prospectus which is a part of the shelf registration statement for a period not to exceed 30 days in any three-month period or for three periods not to exceed an aggregate of 60 days in any twelve-month period (both of which we refer to as a "suspension period") under certain circumstances relating to pending corporate developments, public filings with the SEC and similar events. We will pay all expenses of the shelf registration statement. Each holder will be required to bear the expense of any broker's commission, agency fee or underwriter's discount or commission.

Events of Default and Remedies

   Each of the following will constitute an event of default under the indenture:

   . we fail to pay the principal amount or Fundamental Change repurchase price with respect to any note when such amount becomes due and payable;

   . we fail to pay interest on the notes when due and such failure continues for 30 days;

   . we fail to pay liquidated damages owing, as described under "Registration
     Rights," and such failure continues for 30 days;

   . we fail to provide timely notice of a Fundamental Change;

   . we fail to comply with any of our other agreements in the notes or the indenture and such failure continues for 60 days after we receive a written notice of such default by the trustee or by holders of not less than 25% in aggregate principal amount of the notes then outstanding; and

   . certain events of bankruptcy or insolvency affecting us occur.

   If an event of default (other than an event of default specified in the last bullet point above) occurs and is continuing, then and in every such case the trustee, by written notice to us, or the holders of not less than 25% in aggregate principal amount of the then outstanding notes, by written notice to us and the trustee, may declare the unpaid principal of and accrued and unpaid interest and liquidated damages, if any, on all the notes then outstanding to be due and payable. Upon such declaration, such principal amount and accrued and unpaid interest and liquidated damages, if any, will become immediately due and payable, notwithstanding anything contained in the indenture or the notes to the contrary. If any event of default specified in the last bullet point above occurs with respect to us, all unpaid principal of, and premium, if any, and accrued and unpaid interest and liquidated damages, if any, on the notes then outstanding will automatically become due and payable without any declaration or other act on the part of the trustee or any holder of notes.

   Holders of the notes may not enforce the indenture or the notes except as provided in the indenture. Subject to the provisions of the indenture relating to the duties of the trustee, the trustee is under no obligation to exercise any of its rights or powers under the indenture at the request, order or direction of any of the holders, unless such holders have offered to the trustee security or an indemnity satisfactory to it against any cost, expense or liability. Subject to all provisions of the indenture and applicable law, the holders of a majority in aggregate principal amount of the then outstanding notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee. If a default or event of default occurs and is continuing and is known to the trustee, the indenture requires the trustee to mail a notice of default or event of default to each holder within 60 days of the occurrence of such default or event of default. However, the trustee may withhold from the holders notice of any continuing default or event of default (except a default or event of default in the payment of principal of, interest or liquidated damages, if any, on the notes) if it determines in good faith that withholding notice is in their interest. The holders of a majority in aggregate principal amount of the notes then outstanding by notice to the trustee may rescind any acceleration of the notes and its consequences if all existing events of default (other than the nonpayment of principal of, interest and liquidated damages, if any, on the notes that has become due solely by virtue of such acceleration) have been cured or waived and if the rescission would not conflict with any judgment or decree of any court of competent jurisdiction. No such rescission will affect any subsequent default or event of default or impair any right consequent thereto.



   The holders of a majority in aggregate principal amount of the notes then outstanding may, on behalf of the holders of all the notes, waive any past default or event of default under the indenture and its consequences, except default in the payment of principal of, or interest or liquidated damages, if any, on the notes (other than the non-payment of principal of, interest and liquidated damages, if any, on the notes that has become due solely by virtue of an acceleration that has been duly rescinded as provided above) or in respect of a covenant or provision of the indenture that cannot be modified or amended without the consent of all holders of notes.


   We are required to deliver to the trustee annually a statement regarding compliance with the indenture and we are required, upon becoming aware of any default or event of default, to deliver to the trustee a statement specifying such default or event of default.

Book-Entry; Delivery and Form; Global Note

   The notes offered and sold pursuant to this prospectus will be represented by a single, permanent global note in definitive, fully-registered form without interest coupons. The global note will be deposited with the trustee as custodian for DTC and registered in the name of a nominee of DTC in New York, New York for the accounts of participants in DTC.

   Except in the limited circumstances described below, holders of notes represented by interests in the global note will not be entitled to receive notes in definitive form.


   DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York Uniform Commercial Code and a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities of institutions that have accounts with DTC (which we refer to as "participants") and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Access to DTC's book-entry system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.

   DTC will credit, on its book-entry registration and transfer system, the respective principal amount of the individual beneficial interests represented by the global note to the accounts of participants. Ownership of beneficial interests in the global note will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in the global note will be shown on, and the transfer of those ownership interests will be effected only through, records maintained by DTC (with respect to participants' interests) and such participants (with respect to the owners of beneficial interests in the global note other than participants).


   So long as DTC or its nominee is the registered holder and owner of the global note, DTC or such nominee, as the case may be, will be considered the sole legal owner of the notes represented by the global note for all purposes under the indenture and the notes. Except as set forth below, owners of beneficial interests in the global note will not be entitled to receive notes in definitive form and will not be considered to be the owners or holders of any notes under the global note. We understand that under existing industry practice, in the event an owner of a beneficial interest in the global note desires to take any actions that DTC, as the holder of the global note, is entitled to take, DTC would authorize the participants to take such action, and that participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them. No beneficial owner of an interest in the global note will be able to transfer the interest except in accordance with DTC's applicable procedures, in addition to those provided for under the indenture and, if applicable, those of Euroclear and Clearstream.

   Payments of the principal of, premium, if any, and interest and liquidated damages, if any, on the notes represented by the global note registered in the name of and held by DTC or its nominee will be made to DTC or its nominee, as the case may be, as the registered owner and holder of the global note.

   We expect that DTC or its nominee, upon receipt of any payment of principal or interest in respect of the global note, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global note as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the global note held through such participants will be governed by standing instructions and customary practices as is now the case with securities held for accounts of customers registered in the names of nominees for such customers. Such payments, however, will be the responsibility of such participants and indirect participants, and neither we, the trustee nor any paying agent will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the global note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or for any other aspect of the relationship between DTC and its participants or the relationship between such participants and the owners of beneficial interests in the global note.

   Unless and until it is exchanged in whole or in part for notes in definitive form, the global note may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC.

   Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds. Transfers between participants in Euroclear and Clearstream will be effected in the ordinary way in accordance with their respective rules and operating procedures.

   Cross-market transfers between DTC, on the one hand, and directly or indirectly through Euroclear or Clearstream participants, on the other, will be effected in DTC in accordance with DTC rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (Brussels time). Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the global note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositaries for Euroclear or Clearstream.

   Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in the global note from a DTC participant will be credited during the securities settlement processing day (which must be a business day for Euroclear or Clearstream, as the case may be) immediately following the DTC settlement date, and such credit of any transactions interests in the global note settled during such processing day will be reported to the relevant Euroclear or Clearstream participant on such day. Cash received in Euroclear or Clearstream as a result of sales of interests in the global note by or through a Euroclear or Clearstream participant to a DTC participant will be received with value on the DTC settlement date, but will be available in the relevant Euroclear or Clearstream cash account only as of the business day following settlement in DTC.

   We expect that DTC will take any action permitted to be taken by a holder of notes (including the presentation of notes for exchange as described below) only at the direction of one or more participants to whose account the DTC interests in the global note is credited and only in respect of such portion of the aggregate principal amount of the notes as to which such participant or participants has or have given such direction. However, if there is an event of default under the notes, DTC will exchange the global note for notes in definitive form, which it will distribute to its participants.

   Although we expect that DTC, Euroclear and Clearstream will agree to the foregoing procedures in order to facilitate transfers of interests in the global note among participants of DTC, Euroclear, and Clearstream, DTC, Euroclear and Clearstream are under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the trustee will have any responsibility for the performance by DTC, Euroclear or Clearstream or their participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

   If DTC is at any time unwilling to continue as a depositary for the global note and a successor depositary is not appointed by us within 90 days, we will issue notes in fully registered, definitive form in exchange for the global note.

Amendment, Supplement and Waiver

   Except as provided in the next two succeeding paragraphs, the indenture or the notes may be amended or supplemented with the consent of the holders of at least a majority in principal amount of the notes then outstanding (including consents obtained in connection with a tender offer or exchange offer for notes), and any existing default or compliance with any provision of the indenture or the notes may be waived with the consent of the holders of a majority in principal amount of the then outstanding notes (including consents obtained in connection with a tender offer or exchange offer for notes).

   Without the consent of each holder affected, an amendment or waiver may not:

  . reduce the percentage of the principal amount of notes whose holders must consent to an amendment, supplement or waiver;

  .   reduce the principal of or change the fixed maturity of any note;

  . reduce the rate of or change the time for payment of interest on any notes;

  . waive a default or event of default in the payment of principal of or interest or liquidated damages, if any, on the notes (except a rescission of acceleration of the notes by the holders of at least a majority in aggregate principal amount of the notes and a waiver of the payment default that resulted from such acceleration);

  . make any note payable in money other than that stated in the indenture and the notes;

  . make any change in the provisions of the indenture relating to waivers of past defaults or the rights of holders of notes to receive payments of principal of or interest or liquidated damages, if any, on the notes;

  . except as permitted by the indenture, increase the conversion price or modify the provisions of the indenture relating to conversion of the notes in a manner adverse to the holders; or

  . make any change to the abilities of holders of notes to enforce their rights under the indenture or the foregoing provisions or this provision.

   Notwithstanding the foregoing, without the consent of any holder of notes, we, GATX Financial and the trustee may amend or supplement the indenture or the notes to

  . cure any ambiguity, defect or inconsistency or make any other changes in the provisions of the indenture which we and the trustee may deem necessary or desirable, provided such amendment does not materially and adversely affect the notes;

  . provide for uncertificated notes in addition to or in place of certificated notes;

  . provide for the assumption of our obligations to holders of notes in the circumstances required under the indenture as described under "--Merger and Consolidation;"

  . provide for conversion rights of holders of notes in certain events such as our consolidation or merger or the sale of all or substantially all of our assets;

  .   reduce the conversion price;

  . evidence and provide for the acceptance of the appointment under the indenture of a successor trustee;

  . make any change that would provide any additional rights or benefits to the holders of notes or that does not adversely affect the legal rights under the indenture of any such holder; or

  . comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act of 1939.

Satisfaction and Discharge

   We and GATX Financial will be deemed to have discharged our obligations under the indenture while notes remain outstanding if all outstanding notes will become due and payable at their scheduled maturity within one year and we have

  . deposited with the trustee an amount sufficient to pay and discharge all outstanding notes on the date of their scheduled maturity; and

  .   paid all other sums then payable by us under the indenture.

Governing Law

   The indenture provides that the notes are governed by, and construed in accordance with, the laws of the State of New York without giving effect to applicable principles of conflicts of law.

Transfer and Exchange

   A holder may transfer or exchange notes in accordance with the indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents, and we may require a holder to pay any taxes and fees required by law or permitted by the indenture. We are not required to transfer or exchange any note for which a holder has delivered a Fundamental Change repurchase notice.

   The registered holder of a note will be treated as the owner of it for all purposes.

The Trustee

   The indenture provides that, except during the continuance of an event of default, the trustee will perform only such duties as are specifically set forth in the indenture. In case an event of default shall occur (and shall not be cured) and holders of the notes have notified the trustee, the trustee will be required to exercise its powers with the degree of care and skill of a prudent person in the conduct of such person's own affairs. Subject to such provisions, the trustee is under no obligation to exercise any of its rights or powers under the indenture at the request of any of the holders of notes, unless they shall have offered to the trustee security and indemnity satisfactory to it.

   The indenture contains certain limitations on the rights of the trustee, should it become our creditor, to obtain payment of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions, provided, however, that if it acquires any conflicting interest, it must eliminate such conflict or resign.

No Recourse Against Others

   None of our or GATX Financial's directors, officers, employees, shareholders or affiliates, as such, shall have any liability or any obligations under the notes or the indenture or for any claim based on, in respect of or by reason of such obligations or the creation of such obligations. Each holder by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for the notes.

                         DESCRIPTION OF CAPITAL STOCK

   Our authorized capitalization is 120,000,000 shares of common stock, par value $.625 per share, and 5,000,000 shares of preferred stock, par value $1.00 per share. Our certificate of incorporation authorizes the issuance of preferred stock from time to time in one or more series with such terms, including dividend rates and preferences, liquidation preferences, voting rights, redemption provisions, conversion privileges, and all such other rights to the extent permitted by New York law, as are determined by resolution of our Board of Directors, without further stockholder action, and which are consistent with the provisions regarding preferred stock set forth in our certificate of incorporation. Pursuant to Section 502 of the New York Business Corporation Law, all shares of preferred stock share ratably in any payments or distributions in the event of non-payment in full of dividends or amounts payable in liquidation.

   As of December 31, 2001, we had 48,756,223 shares of common stock issued and outstanding, an aggregate of 23,411 shares of preferred stock designated as $2.50 Cumulative Convertible Preferred Stock and $2.50 Cumulative Convertible Preferred Stock, Series B (these series are together referred to herein as "Cumulative Convertible Preferred Stock") issued and outstanding.

   Holders of the Cumulative Convertible Preferred Stock and common stock are entitled to one vote for each share held. Except in certain specified instances, holders of the Cumulative Convertible Preferred Stock and common stock vote together as a single class.

Cumulative Convertible Preferred Stock

   Holders of both series of Cumulative Convertible Preferred Stock are entitled to receive cumulative cash dividends at the annual rate of $2.50 per share out of surplus legally available for dividends. Each share is convertible at the option of the holder at any time into five shares of common stock. The conversion rate is subject to adjustment upon the occurrence of certain specified events. In the event of our liquidation, dissolution or winding up, the holders of such preferred stock will be entitled to receive $60 per share plus accrued and unpaid dividends to the date of payment.

Common Stock

   The holders of our common stock are entitled to receive dividends when and as declared by our board of directors after full dividends on shares of the outstanding preferred stock for all past dividend periods have been declared and paid or set apart. On liquidation, the holders of our common stock share ratably in the distribution of our assets after payment of preferential amounts to holders of preferred stock. Holders of our common stock have no preemptive rights and no liability to further calls or to assessment by us. The shares of common stock issuable upon conversion of the notes will upon issuance be validly issued, fully paid and nonassessable.

   ChaseMellon Shareholder Services is the transfer agent and registrar for our common stock. Our common stock is listed on the New York and Chicago Stock Exchanges.

Shareholder Rights Plan

   In July 1998, we adopted a Shareholders Rights Plan which was intended to encourage a potential buyer of GATX to negotiate directly with our board of directors and to provide our board of directors with greater leverage in negotiation so as to provide greater value for our shareholders. Under the terms of the Shareholders Rights Plan, each shareholder of record on August 14, 1998 received a distribution of one right for each share of our common stock then held. The rights will be exercisable only if a person acquires or announces a tender offer which would result in beneficial ownership of 20% or more of our common stock (the date of such acquisition being the "Distribution Date"). The exercise price is $160 per right, subject to adjustment. If a person acquires the beneficial ownership of 20% or more of our common stock, all holders of the rights other than the acquiring person will be entitled to receive, upon exercise of the right at the then current exercise price, shares of our common stock having a value equal to two times the exercise price of the right. We may redeem the rights at $.01 per right at any time before someone becomes a 20% beneficial owner. Until the right is exercised, the holder thereof as such will have no rights as a shareholder of GATX, including, without limitation, the right to vote or receive dividends. The rights will expire on August 14, 2008.

            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

General

   This section summarizes the material U.S. federal income tax consequences to holders of notes and the common stock issuable upon their conversion. However, the discussion is limited in the following ways:

  . The discussion only covers you if you purchased your notes in the initial offering or purchase your notes or common stock in this offering.

  . The discussion only covers you if you hold your notes or the common stock issuable upon their conversion as capital assets (that is, for investment purposes), and if you do not have a special tax status.

  . The discussion does not cover tax consequences that depend upon your particular tax situation.

  . The discussion is based on current law. Changes in the law may change the tax treatment of the notes or the common stock issuable upon their conversion.

  .   The discussion does not cover state, local or foreign law.

  . We have not requested a ruling from the Internal Revenue Service ("IRS") on the tax consequences of owning the notes or the common stock issuable upon their conversion. As a result, the IRS could disagree with portions of this discussion.

   You are a U.S. holder for purposes of this discussion if you are a holder of a note or common stock that is, for U.S. federal income tax law purposes:

  .   a citizen or resident of the United States;

  . a corporation or partnership which is created or organized in or under the laws of the United States or of any political subdivision thereof;

  . an estate the income of which is subject to United States federal income taxation regardless of its source; or

  . a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (2) the trust was in existence on August 10, 1996 and properly elected to continue to be treated as a U.S. person.

   The term "Non-U.S. holder" refers to any beneficial owner of a note or the common stock issuable upon their conversion who or which is not a U.S. holder.

   If you are a holder of notes or common stock or are considering buying notes or common stock, we urge you to consult your tax advisor about the particular federal, state, local and foreign tax consequences of the acquisition, ownership and disposition of the notes, including the conversion of the notes into common stock, and the application of the U.S. federal income tax laws to your particular situation.

Federal Income Tax Consequences of Registration

   The registration of the notes and the shares of common stock will not result in any income, gain or loss to the holders of the notes or shares of common stock or to GATX. A holder of notes or common stock will continue to have the same basis and holding period in such notes or common stock immediately after the registration as such holder had immediately prior to the registration.

U.S. Holders

   Taxation of Interest. U.S. holders will be required to recognize as ordinary income any interest paid or accrued on the notes, in accordance with their regular method of accounting for U.S. federal income tax purposes. In general, if the terms of a debt instrument entitle a holder to receive payments other than fixed periodic interest that exceed the issue price of the instrument, the holder may be required to recognize additional interest as "original issue discount" over the term of the instrument. We believe that the notes were not issued with original issue discount. We may be required to make additional payments to holders of the notes as liquidated damages if we do not cause the registration statement of which this prospectus forms a part to become effective and continue to remain effective for a certain period, as described under "Description of Notes--Registration Rights." The original issue discount rules allow contingent payments such as these to be disregarded in computing a holder's interest income if the contingency is "remote." We believed as of the date of issuance of the notes that the possibility is remote that we will make any of the payments in excess of stated interest or principal described above. Our determination in this regard is binding on U.S. holders unless they disclose their contrary position. If, contrary to expectations, we pay liquidated damages for a failure to provide registration rights, U.S. holders would be required to recognize additional interest income.


   Market Discount. In general, a holder will be considered to have purchased a note with "market discount" if the holder's purchase price for the note is less than the principal amount of the note by at least a de minimis amount (equal to 0.25 percent of the principal amount of the note multiplied by the number of remaining whole years to maturity).

   Any gain recognized by a holder on the taxable disposition of a note (determined as described below) that was acquired with market discount should be treated as ordinary income to the extent of the market discount that accrued thereon while the note was considered to be held by the holder (unless the holder elected to include market discount in income as it accrued). To the extent that a note that has been acquired with market discount is exchanged in a tax-free transaction for common stock (as may occur here), any market discount that accrued on the note but was not recognized by the holder is carried over to the common stock received therefore and any gain recognized on the subsequent sale, exchange, redemption or other disposition of such common stock will be treated as ordinary income to the extent of the accrued but unrecognized market discount with respect to the exchanged note. In addition, the holder may be required to defer, until the maturity of the note or its earlier disposition in a taxable transaction, the deduction of a portion of the interest expense on any indebtedness incurred or continued to purchase or carry such note.

   Any market discount will be considered to accrue ratably during the period from the date of acquisition to the maturity date of the note, unless a holder elects to accrue on a constant yield method. A holder may elect to include market discount in income currently as it accrues (on either ratable or constant yield basis), in which case the rule described above regarding deferral of interest deductions will not apply. This election to include market discount in income currently, once made, applies to all market discount obligations acquired on or after the first day of the taxable year to which the election applies, and may not be revoked without the consent of the IRS.

   Amortizable Bond Premium. If holder purchases a note for an amount greater than the stated redemption price at maturity, i.e., the principal amount, of the note, then such excess (less any amount thereof attributable to the conversion feature of the note) may be amortizable by the holder as an offset to interest payments on the note. This "bond premium" would be amortizable on a constant interest rate basis over the term of the note, subject to certain limitations. Such treatment is available only if the holder makes (or has made) a timely election under Code Section 171. This bond premium would not include any amount of the purchase price attributable to the conversion option of the note. The value of the conversion option may be determined under any reasonable method, for example, the holder may determine its value by comparing the market price of the note to market prices of similar debt instruments that do not have a conversion option.

   If a holder of a note makes an election to amortize bond premium, the tax basis of the note must be reduced by the amount of the aggregate amortization amounts allowable for the bond premium. Any such election to amortize bond premium would apply to all debt instruments held or subsequently acquired by the electing holder on or after the first day of the first taxable year to which the election applies and cannot be revoked without permission from the IRS.

   Sale, Retirement or Redemption of Notes Solely for Cash. On the sale, retirement or redemption of your note:

  . You will have taxable gain or loss equal to the difference between the amount received by you (to the extent such amount does not represent accrued but unpaid interest, which will be treated as such) and your adjusted tax basis in the note.

  . Your gain or loss will be capital gain or loss (subject to the market discount rules described above), and will be long term capital gain or loss if you held the note for more than one year. For an individual, the maximum tax rate on long term capital gains is 20% (or 18% if the note is acquired on or after January 1, 2001 and held for more than five years).

   Conversion of Notes into our Common Stock. If you convert your notes into our common stock:

  . You will not recognize gain or loss on the conversion of the notes solely into our common stock, other than cash received in lieu of fractional shares.

  . Your tax basis in the common stock received upon conversion of the notes will be equal to your aggregate tax basis in the notes converted, less any portion allocable to cash received in lieu of a fractional share.

  . The holding period of the common stock you receive upon conversion of notes generally will include the period during which you held the notes prior to the conversion.

  . Cash received in lieu of a fractional share of common stock should be treated as a payment in exchange for the fractional share (rather than as a dividend). Gain or loss recognized on the receipt of cash paid in lieu of the fractional share should equal the difference between the amount of cash received for the fractional share and your tax basis allocable to the fractional share exchanged. Any such gain or loss will be capital gain or loss (subject to the market discount rules described above), and generally will be long-term capital gain or loss if you held the notes for more than one year at the time of conversion.

   Conversion of the Notes for Cash and Common Stock. Upon your receipt of a combination of stock and cash upon conversion, in each case apart from any cash received in lieu of a fractional share you will recognize gain (but not loss) but only to the extent such gain does not exceed such cash. Any such gain will be capital gain (subject to the market discount rules described above) and generally will be long-term capital gain if you held the notes for more than one year at the time of conversion. Your basis in the common stock received in the exchange will be the same as your tax basis in the notes tendered to us (exclusive of any tax basis allocable to a fractional share), decreased by the amount of cash (other than cash received in lieu of a fractional share), if any, received in the exchange and increased by the amount of any gain so recognized on the exchange. The holding period of the common stock will be determined as described above under "--Conversion of Notes into our Common Stock."

   The receipt of cash in lieu of a fractional share of common stock, if any, should generally result in capital gain or loss (subject to the market discount rules described above) measured by the difference between the cash received for the fractional share interest and your tax basis in the fractional share interest.

   Distributions on our Common Stock. Distributions on our common stock will constitute dividends for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. If you are a U.S. corporation, dividends paid to you may qualify for the dividends-received deduction.

   To the extent that dividends are treated as ordinary income, dividends received by corporate holders will be eligible for the 70% dividends-received deduction under Section 243 of the Code, subject to limitations generally applicable to the dividends-received deduction, including those contained in
Section 246 and 246A of the Code and the provisions for computation of adjusted current earnings for purposes of the corporate alternative minimum tax. Under
Section 246(c) of the Code, the 70% dividends-received deduction will not be available with respect to stock that is held for 45 days or less during the 90-day period beginning on the date which is 45 days before the date on which such stock becomes ex-dividend with respect to such dividend. The length of time that a holder is deemed to have held stock for these purposes is reduced by periods during which the holder's risk of loss with respect to the stock is diminished by reason of the existence of certain options, contracts to sell, short sales or similar transactions. Section 246(c) also denies the 70% dividends-received deduction to the extent that a corporate holder is under an obligation, with respect to substantially similar or related property, to make payments corresponding to the dividend received.

   To the extent that you receive distributions on our common stock that would otherwise constitute dividends for U.S. federal income tax purposes but that exceed our current and accumulated earnings and profits, the distribution will be treated first as a non-taxable return of capital, which reduces your basis in the common stock. Any distribution in excess of your basis in the common stock will be treated as capital gain.

   Deemed Distributions. The conversion rate of the notes is subject to adjustment under certain circumstances, as described under "Description of Notes--Conversion." Certain adjustments to the conversion rate may cause you to be treated as having received a distribution. This distribution would be taxable to you as a dividend, return of capital or capital gain in accordance with the earnings and profits rules discussed above under "Distributions on our Common Stock." In addition, certain adjustments under certain circumstances, as described under "Description of Notes--Conversion," may cause holders of our common stock to be treated as having received a distribution.

   Redemption or Sale of Common Stock. A redemption of shares of common stock for cash, and a sale of common stock will be taxable events.

   A redemption of shares of common stock for cash will generally be treated as a sale or exchange if the holder does not own, actually or constructively within the meaning of Section 318 of the Code, any stock of GATX other than the common stock. If a holder does own, actually or constructively, such other stock (including stock redeemed), a redemption of common stock may be treated as a dividend to the extent of GATX's current and accumulated earnings and profits (as determined for federal income tax purposes). Such dividend treatment would not be applied if the redemption is "substantially disproportionate" with respect to the holder under Section 302(b)(2) of the Code or is "not essentially equivalent to a dividend" with respect to a holder under Section 302(b)(1) of the Code. A distribution to a holder will be "not essentially equivalent to a dividend" if it results in a "meaningful reduction" in the holder's stock interest in GATX. For these purposes, a redemption of common stock for cash that results in a reduction in the proportionate interest in GATX (taking into account any constructive ownership) of a holder whose relative stock interest in GATX is minimal and who exercises no control over corporate affairs should be regarded as a meaningful reduction in the holders' stock interest in GATX.

   If a redemption of the common stock for cash is not treated as a distribution taxable as a dividend or if the common stock is sold, the redemption or sale would result in capital gain or loss (subject to the market discount rules described above) equal to the difference between the amount of cash and the fair market value of other proceeds received in such sale or redemption and the holder's adjusted tax basis in the common stock sold or redeemed.

   If a redemption of common stock is treated as a distribution that is taxable as a dividend, the amount of the distribution will be measured by the amount of cash. The holder's adjusted tax basis in the redeemed common stock will be transferred to any remaining stock holdings in GATX. If the holder does not retain any stock ownership in GATX, the holder may lose such basis entirely.

Non-U.S. Holders

   Withholding Tax on Payments of Principal and Interest on Notes. Generally, payments of principal and interest on a note will not be subject to U.S. federal withholding tax, provided that in the case of an interest payment:

  . You do not actually or constructively own 10% or more of the total combined voting power of all our voting stock;

  . you are not a controlled foreign corporation that is related to us within the meaning of U.S. federal income tax laws;

  . you are not a bank to whom the notes would constitute an extension of credit made pursuant to a loan agreement entered into in the ordinary course of your trade or business; and

  . either (A) the beneficial owner of the note certifies to the applicable payor or its agent, under penalties of perjury on an IRS Form W-8BEN (or a suitable substitute form), that such owner is not a United States person and provides such owner's name and address or (B) a securities clearing organization, bank or other financial institution, that holds customers' securities in the ordinary course of its trade or business (a "financial institution") and holds the note, certifies under penalties of perjury that such an IRS Form W-8BEN (or suitable substitute form) has been received from the beneficial owner by it or by a financial institution between it and the beneficial owner and furnishes the payor with a copy thereof.

   Except to the extent otherwise provided under an applicable tax treaty, you generally will be taxed in the same manner as a U.S. holder with respect to interest payments on a note if such interest is effectively connected with your conduct of a trade or business in the United States. Effectively connected interest received by a corporate non-U.S. holder may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate (or, if applicable, a lower treaty rate), subject to certain adjustments. Such effectively connected interest will not be subject to withholding tax if the holder delivers an IRS Form W-8ECI to the payor.

   Dividends. Dividends, if any, paid on the common stock to you, and any deemed dividends resulting from an adjustment to the conversion price (see "--U.S. Holders--Deemed Distributions" above), generally will be subject to a 30% U.S. federal withholding tax, subject to reduction if you are eligible for the benefits of an applicable income tax treaty. You will be required to file an IRS Form W-8BEN to claim tax treaty benefits. However, except to the extent otherwise provided under an applicable tax treaty, you generally will be taxed in the same manner as a U.S. holder on dividends paid (or deemed paid) that are effectively connected with your conduct of a trade or business in the United States. If you are a foreign corporation, you may also be subject to the "branch profits tax" on such effectively connected income at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, subject to certain adjustments. Such effectively connected dividends will not be subject to withholding tax if the holder delivers an IRS Form W-8ECI to the payor.

   Gain on Disposition of the Notes and Common Stock. You generally will not be subject to U.S. federal income tax on gain realized on the sale, exchange or redemption of a note, or the sale or exchange of our common stock unless:

  . you are an individual present in the United States for 183 days or more in the year of such sale, exchange or redemption and either (A) you have a "tax home" in the United States and certain other requirements are met, or (B) the gain from the disposition is attributable to your office or other fixed place of business in the United States; or

  . the gain is effectively connected with your conduct of a trade or business in the United States; or

  . in the case of the disposition of the notes or the common stock, GATX is a United States real property holding corporation at any time during the shorter of the five-year period ending on the date of the disposition or the period during which you held our notes or common stock. GATX does not believe it is or is likely to become a United States real property holding corporation.

   U.S. Federal Estate Tax. A note held by an individual who at the time of death is not a citizen or resident of the United States (as specially defined for U.S. federal estate tax purposes) will not be subject to United States federal estate tax if the individual did not actually or constructively own 10% or more of the total combined voting power of all classes of stock of GATX and, at the time of the individual's death, payments with respect to such note would not have been effectively connected with the conduct by such individual of a trade or business in the United States. If you are an individual, your shares of common stock will be subject to U.S. estate tax when you die unless you are entitled to the benefits of an estate tax treaty. The United States federal estate tax recently was repealed; however, the repeal does not take effect until 2010. In addition, the legislation repealing the estate tax expires in 2011, and thus the estate tax will be reinstated at that time unless future legislation extends the repeal.

Backup Withholding and Information Reporting

   U.S. Holders. Information reporting will apply to payments of interest or dividends, if any, made by us on, or the proceeds of the sale or other disposition of, the notes or shares of common stock with respect to certain non-corporate U.S. holders, and backup withholding may apply unless the recipient of such payment supplies a taxpayer identification number, certified under penalties of perjury, as well as certain other information or otherwise establishes an exemption from backup withholding. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against that holder's U.S. federal income tax liability provided the required information is furnished to the IRS.

   Non-U.S. Holders. Backup withholding and information reporting on Form 1099 will not apply to payments of principal and interest on the notes by us or our agent to a Non-U.S. holder provided the Non-U.S. holder provides the certification described above under "Non-U.S. Holders--Withholding Tax on Payments of Principal and Interest on Notes" or otherwise establishes an exemption (provided that neither us nor our agent has actual knowledge that the holder is a United States person or that the conditions of any other exemptions are not in fact satisfied). Interest payments made to Non-U.S. holder may, however, be reported to the IRS and to such Non-U.S. holder on Form 1042-S.

   U.S. information reporting on Form 1099 and backup withholding tax will not apply to dividends paid on our common stock to a Non-U.S. Holder, provided the Non-U.S. holder provides the certification described above under "Non-U.S. Holders--Withholding Tax on Payments of Principal and Interest on Notes" or otherwise establishes an exemption (provided that neither us nor our agent has actual knowledge that the holder is a United States holder or that the conditions of any other exemptions are not in fact satisfied). Distributions on our shares of common stock to a Non-U.S. holder will, however, be reported to the IRS and to such Non-U.S. holder on Form 1042-S. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the non-U.S. holder resides.

   Information reporting and backup withholding generally will not apply to a payment of the proceeds of a sale of notes or common stock effected outside the United States by a foreign office of a foreign broker. However, information reporting requirements (but not backup withholding) will apply to a payment of the proceeds of a sale of notes or common stock effected outside the United States by a foreign office of a broker if the broker (i) is a United States person, (ii) derives 50 percent or more of its gross income for certain periods from the conduct of a trade or business in the United States, (iii) is a "controlled foreign corporation" as to the United States, or (iv) is a foreign partnership that, at any time during its taxable year is 50 percent or more (by income or capital interest) owned by United States persons or is engaged in the conduct of a U.S. trade or business, unless in any such case the broker has documentary evidence in its records that the holder is a Non-U.S. holder (and has no actual knowledge to the contrary) and certain conditions are met, or the holder otherwise establishes an exemption. Payment by a United States office of a broker of the proceeds of a sale of notes or common stock will be subject to both backup withholding and information reporting unless the holder certifies its non-United States status under penalties of perjury or otherwise establishes an exemption.

   Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against that holder's U.S. federal income tax liability provided the required information is furnished to the IRS.

                             PLAN OF DISTRIBUTION

   The selling holders and their successors, including their transferees, pledgees or donees or their successors, may sell the notes and the common stock into which the notes are convertible directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling holders or the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

   The notes and the common stock into which the notes are convertible may be sold in one or more transactions at:

  .   fixed prices;

  .   prevailing market prices at the time of sale;

  .   prices related to the prevailing market prices;

  .   varying prices determined at the time of sale; or

  .   negotiated prices.

   The methods by which the notes and the common stock may be sold include:

  . a block trade in which the broker-dealer so engaged will attempt to sell the offered securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

  . purchases by a broker-dealer as principal and resale by such broker-dealer for its account pursuant to this prospectus;

  . ordinary brokerage transactions and transactions in which the broker solicits purchasers;

  .   privately-negotiated transactions;

  .   through put or call transactions;

  .   through short-sales; and

  .   underwritten transactions.

   Our common stock is listed for trading on the New York Stock Exchange under the symbol "GMT." The notes are currently eligible for trading on the PORTAL System of the NASD.

   In order to comply with the securities laws of some jurisdictions, if applicable, the notes and common stock into which the notes are convertible may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some jurisdictions the notes and common stock into which the notes are convertible may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

   The selling holders and any underwriters, broker-dealers or agents that participate in the sale of the notes and common stock into which the notes are convertible may be "underwriters" within the meaning of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling holders who are "underwriters" within the meaning of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. The selling holders have acknowledged that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M.

   In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus. A selling holder is not required to sell any notes or common stock described in this prospectus and may transfer, devise or gift these securities by other means not described in this prospectus.

   To the extent required, the specific notes or common stock to be sold, the names of the selling holders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part.

   We entered into a registration rights agreement for the benefit of holders of the notes to register their notes and common stock under applicable federal and state securities laws under specific circumstances and at specific times. The registration rights agreement provides for cross-indemnification of the selling holders and GATX and their respective directors, officers and controlling persons against specific liabilities in connection with the offer and sale of the notes and the common stock, including liabilities under the Securities Act. We will pay substantially all of the expenses incurred by the selling holders incident to the offering and sale of the notes and the common stock.

                                 LEGAL MATTERS

   The validity of the securities offered by this prospectus will be passed upon for us by Mayer, Brown, Rowe & Maw, Chicago, Illinois.

                                    EXPERTS

   The consolidated financial statements of GATX Corporation and GATX Financial Corporation appearing in the GATX Corporation and GATX Financial Corporation Annual Reports in their respective Form 10-K for the year ended December 31, 2001, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

   We and GATX Financial each file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facility:

                             Public Reference Room
                            450 Fifth Street, N.W.
                                   Room 1024
                            Washington, D.C. 20549

   You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Room
1024, Washington, D.C. 20549. Please call 1-800-SEC-0330 for further information on the operations of the public reference facilities and copying charges. GATX's SEC filings are also available at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005 and the offices of the Chicago Stock Exchange at 120 South LaSalle Street, Chicago, Illinois 60603.

   We incorporate by reference in this prospectus the following documents filed by GATX or GATX Financial with the SEC:

  .   GATX's Annual Report on Form 10-K for the fiscal year ended December 31,
      2001;


  .   GATX's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002;



  . GATX's Current Reports on Form 8-K filed with the SEC on January 23, 2002, January 28, 2002, February 1, 2002, April 16, 2002, April 23, 2002
      and May 6, 2002;



  . GATX Financial's Annual Report on Form 10-K for the fiscal year ended December 31, 2001; and



  . GATX Financial's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002.



   We also incorporate by reference all documents filed by GATX or GATX Financial pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and prior to the termination of this offering.



   Any statement made in a document incorporated by reference or deemed incorporated herein by reference is deemed to be modified or superseded for purposes of this prospectus if a statement contained in this prospectus or in any other subsequently filed document which also is incorporated or deemed incorporated by reference herein modifies or supersedes that statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.


   Statements made in this prospectus or in any document incorporated by reference in this prospectus as to the contents of any contract or other document referred to herein or therein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the documents incorporated by reference, each such statement being qualified in all material respects by such reference.

   We will provide a copy of these filings and any exhibits specifically incorporated by reference in these filings and a copy of the indenture and registration rights agreement referred to herein at no cost by request directed to us at the following address and telephone number: GATX Corporation, 500 West Monroe Street, Chicago, Illinois 60661-3676, (312) 621-6200, Attention:
Treasurer.

                                    PART II
                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

   Estimated expenses in connection with the offering of the Securities being registered herein are as follows:


                     Registration Statement fee.. $ 16,100
                     Legal fees and expenses..... $25,000
                     Accounting fees and expenses $10,000
                     Trustee fees and expenses... $10,000
                     Printing and engraving...... $ 5,000
                     Miscellaneous............... $ 8,900
                                                  --------
                            Total................ $75,000




Item 15.  Indemnification of Directors and Officers.

  GATX Corporation

   (a) Certain provisions of the New York Business Corporation Law and Article II, Section II of GATX's By-Laws provide for the prompt indemnification of directors and officers under certain conditions including the possibility of indemnification against liabilities under the Securities Act of 1933. The By-Laws also provide that the Company has the burden of proving that a director is not entitled to indemnification in a particular instance.

   (b) In addition, GATX also maintains directors' and officers' liability insurance which purports to insure GATX against certain costs of indemnification which may be incurred by GATX pursuant to the foregoing provisions, and to insure directors and officers of GATX against certain liabilities incurred by them in the discharge of their function as such officers and directors, except for liabilities resulting from their own malfeasance.

  GATX Financial Corporation

   Section 145 of the General Corporation Law of the State of Delaware, as amended, empowers a corporation, subject to certain limitations, to indemnify its directors and officers against the actual and reasonable expenses of defending litigation against them in their capacities as directors and officers.


   Article VI of the By-Laws of GATX Financial provides in terms similar to those of Section 145 of the Delaware General Corporation Law that GATX Financial shall have the power to indemnify its directors and officers. In addition, GATX Financial's directors and officers are insured under directors and officers liability insurance policies maintained by GATX Corporation.


Item 16  Exhibits.



4.1 Restated Certificate of Incorporation of GATX Corporation, as amended (incorporated by reference to
      GATX's Annual Report on Form 10-K for the fiscal year ended December 31, 1991)

4.2 Certificate of Amendment of Certificate of Incorporation of GATX Corporation (incorporated by reference to GATX's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002)

4.3 By-Laws of GATX Corporation, as amended (incorporated by reference to GATX's Annual Report on
      Form 10-K for the fiscal year ended December 31, 2001)


 4.4  Indenture, dated as of February 1, 2002, by and among GATX Corporation, GATX Financial
        Corporation and JPMorgan Chase Bank, as trustee

 4.5  Registration Rights Agreement, dated as of February 1, 2002, by and among GATX Corporation,
        GATX Financial Corporation and Salomon Smith Barney Inc. and J.P. Morgan Securities Inc., as
        representatives of the initial purchasers

 5.1  Opinion of Mayer, Brown, Rowe & Maw

12.1  Computation of Ratios of Earnings to Combined Fixed Charges and Preferred Stock Dividends of
        GATX Corporation.

12.2  Computation of Ratios of Earnings to Combined Fixed Charges and Preferred Stock Dividends of
        GATX Financial Corporation.

23.1  Consent of Mayer, Brown, Rowe & Maw (included in Exhibit 5.1)

23.2  Consent of Ernst & Young LLP

24.1* Powers of Attorney

25.1  Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939 of JPMorgan Chase Bank, as
        trustee under the Indenture

--------

* previously filed


Item 17.  Undertakings

   (a) The undersigned registrants hereby undertake:

      (1) To file, during any period in which offers or sales are being made of the securities registered hereby, a post-effective amendment to this registration statement;

          (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended;

          (ii) to reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement; and

          (iii) to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

provided, however, that the undertakings set forth in clauses (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those clauses is contained in periodic reports filed with or furnished to the Commission by the registrants pursuant to
Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended, that are incorporated by reference in this registration statement.

      (2) That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

   (b) The undersigned registrants hereby undertake that, for purposes of determining any liability under the Securities Act of 1933, as amended, each filing of the registrants' annual report pursuant to Section 13(a) or

Section 15(d) of the Securities Exchange Act of 1934, as amended, that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the registrants pursuant to the provisions described in
Item 15 herein, or otherwise, the registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrants of expenses incurred or paid by a director, officer or controlling person of the registrants in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrants will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by them is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

                                  SIGNATURES


   Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois on the date of June 17, 2002.


                                              GATX CORPORATION

                                              By:      /s/  RONALD H. ZECH
                                                  -----------------------------
                                                         Ronald H. Zech
                                                   Chairman, President, Chief
                                                        Executive Officer
                                                          and Director


   Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to Registration Statement has been signed on June 17, 2002 by the following persons in the capacities indicated.


          Signature                        Title
          ---------                        -----

     /s/  RONALD H. ZECH       Chairman, President, Chief
-----------------------------    Executive Officer and
       Ronald H. Zech            Director (principal
                                 executive officer)

    /s/  BRIAN A. KENNEY       Vice President and Chief
-----------------------------    Financial Officer
       Brian A. Kenney           (principal financial
                                 officer)

   /s/  WILLIAM M. MUCKIAN     Vice President, Controller
-----------------------------    and Chief Accounting
     William M. Muckian          Officer (principal
                                 accounting office)

    /s/  ROD F. DAMMEYER*      Director
-----------------------------
       Rod F. Dammeyer

    /s/  JAMES M. DENNY*       Director
-----------------------------
       James M. Denny

   /s/  RICHARD FAIRBANKS*     Director
-----------------------------
      Richard Fairbanks

   /s/  WILLIAM C. FOOTE*      Director
-----------------------------
      William C. Foote

   /s/  DEBORAH M. FRETZ*      Director
-----------------------------
      Deborah M. Fretz

-----------------------------  Director
       Miles L. Marsh

   /s/  MICHAEL E. MURPHY*     Director
-----------------------------
      Michael E. Murphy

          Signature                        Title
          ---------                        -----

  /s/  JOHN W. ROGERS, JR.*    Director
-----------------------------
     John W. Rogers, Jr.

   */s/  RONALD J. CIANCIO
-----------------------------
      Ronald J. Ciancio
     (Attorney in Fact)

                                  SIGNATURES


   Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois on the date of June 17, 2002.


                                              GATX FINANCIAL CORPORATION

                                              BY:      /s/  RONALD H. ZECH
                                                  -----------------------------
                                                         Ronald H. Zech
                                                   Chairman, President, Chief
                                                        Executive Officer
                                                          and Director


   Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to Registration Statement has been signed on June 17, 2002 by the following persons in the capacities indicated.


          Signature                        Title
          ---------                        -----

     /s/  RONALD H. ZECH       Chairman, President, Chief
-----------------------------    Executive Officer and
       Ronald H. Zech            Director (principal
                                 executive officer)

    /s/  BRIAN A. KENNEY       Vice President, Chief
-----------------------------    Financial Officer and
       Brian A. Kenney           Director (principal
                                 financial officer)

   /s/  WILLIAM M. MUCKIAN     Vice President, Controller
-----------------------------    and Chief Accounting
     William M. Muckian          Officer (principal
                                 accounting officer)

     /s/  JESSE V. CREWS       Director
-----------------------------
       Jesse V. Crews

    /s/  DAVID M. EDWARDS      Director
-----------------------------
      David M. Edwards

                                 EXHIBIT INDEX


Exhibit
  No.                                               Description
  ---                                               -----------

  4.1   Restated Certificate of Incorporation of GATX Corporation, as amended (incorporated by reference to
          GATX's Annual Report on Form 10-K for the fiscal year ended December 31, 1991)

  4.2   Certificate of Amendment of Certificate of Incorporation of GATX Corporation (incorporated by reference to GATX's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002)

  4.3   By-Laws of GATX Corporation, as amended (incorporated by reference to GATX's Annual Report on Form 10-K for the fiscal year ended December 31, 2001)

  4.4   Indenture, dated as of February 1, 2002, by and among GATX Corporation, GATX Financial
          Corporation and JPMorgan Chase Bank, as trustee

  4.5   Registration Rights Agreement, dated as of February 1, 2002, by and among GATX Corporation,
          GATX Financial Corporation and Salomon Smith Barney Inc. and J.P. Morgan Securities, Inc., as
          representatives of the initial purchasers

  5.1   Opinion of Mayer, Brown, Rowe & Maw

 12.1   Computation of Ratios of Earnings to Combined Fixed Charges and Preferred Stock Dividends and
          GATX Corporation

 12.2   Computation of Ratios of Earnings to Combined Fixed Charges and Preferred Stock Dividends of
          GATX Financial Corporation

 23.1   Consent of Mayer, Brown, Rowe & Maw (included in Exhibit 5.1)

 23.2   Consent of Ernst & Young LLP

 24.1*  Powers of Attorney

 25.1   Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939 of JPMorgan Chase Bank, as
          trustee under the Indenture

--------

*  previously filed